FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of an Official Letter dated July 19, 2004, to the Chilean Securities and Exchange Commission, regarding the final dividend payment No. 165.

Exhibit 99.1 Form 1 Series A

Exhibit 99.1 Form 1 Series B

Exhibit 99.1 Form 1 Observations

Item 1.

Official Letter to the Chilean Securities and Exchange Commission, regarding the final dividend payment No. 165

Santiago, July 19, 2004

TO : Mr. Superintendente de Valores y Seguros

FROM : Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A.

In attention to which it is established in the Arts. 78 and 81 of Law No. 18,046 and Circular No. 660 from the Superintendencia de Valores y Seguros, the Company informs the approval for the payment of a eventual final dividend No. 165 to be charged against Retained Earnings as of December 31st, 2003. This dividend payment was approved by an Extraordinary Shareholders' Meeting held on July 15, 2004.

The total amount of the dividend is US$0.626856 per share and the payment date will be August 31st, 2004. The dividend will be paid in Chilean pesos, local currency and the US dollar equivalent amount will be defined based on the average Observed Exchange Rate between the 23rd and the 27th of August of 2004.

The dividend payment is subject to the closing of the sale of total shares of Telefónica Móvil de Chile S.A., which was approved at the mentioned Shareholders' Meeting.

All shares registered in the Shareholders' Registry at August 25th, 2004 that have the right according to law, will have the right to receive this dividend.

Form No. 1 of Circular No. 660 regarding dividend distribution is enclosed.

Yours faithfully,

Claudio Muñoz Zúñiga

Chief Executive Officer

Telefónica CTC Chile

Reported to the Chilean Securities and Exchange Commission on July 20, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer